EXHIBIT 4.106
Draft: 4 January 2006
(1)
DRDGOLD Limited
(2)
DRD(Offshore) Limited

SALE AND SUBSCRIPTION AGREEMENT
Maitland & Co
Falcon Cliff, Palace Road
Douglas
Isle of Man
Tel: +44 1624 630000
www.maitlandgroup.com

SALE AND SUBSCRIPTION AGREEMENT
This agreement is entered into on 4 January 2006
Between:
(1)
DRDGOLD Limited, a company incorporated in accordance with the laws of South Africa with its registered address at EBSCO House 4, 299, Pendoring Avenue, Blackheath, 2195, South Africa
(“DRDGOLD”); and
(2)
DRD(Offshore) Limited, a company incorporated in accordance with the laws of the Isle of Man with its registered address at 14/15 Mount Havelock, Douglas, IM1 2QG, Isle of Man (“DRD(Offshore)”).
Recitals:
A.
DRDGOLD wishes to sell, and DRD(Offshore) wishes to purchase, the entire shareholding of DRDGOLD in DRDIOM in consideration of the issue to DRDGOLD of further shares (“the Consideration Shares”) in
DRD(Offshore).
B. The parties wish to enter into the above transactions on the terms set out in this Agreement.
It is agreed as follows:
1.
Interpretation
1.1 In this Agreement and the Schedule, unless the context otherwise requires:
1.1.1
“Agreement” means this Sale and Subscription Agreement;
1.1.2
“Business Day” means a day (other than a Saturday or a Sunday) on which banks are open for business in the Isle of Man;
1.1.3
“Completion” means the completion of this Agreement in accordance with clause 4;
1.1.4
“Completion Date” means the first Business Day following the date on which all conditions set out in clause 2.1 and 2.2 are either met or waived by DRDGOLD and DRDGOLD(Offshore);
1.1.5
“Consideration Shares” means 3 (three) ordinary shares of GBP1.00 each in the share capital of DRD(Offshore);
1.1.6
“Consideration Shares” means 3 (three) ordinary shares of GBP1.00 each in the share capital of DRD(Offshore);
1.1.7
“DRDIOM” means DRD (Isle of Man) Limited, a company incorporated in accordance with the laws of the Isle of Man with its registered address at 14/15
Mount Havelock, Douglas, IM 1 2QG, Isle of Man;
1.1.8
“DRDIOM Accounts” has the same meaning as used in the Emperor Share Sale
Agreement;

1.1.9
“DRDIOM Entities” means DRD (Porgera) Limited, Tolukuma Gold Mines
Limited, DRD Australasia Services Company Pty Limited and Fortis Limited;
1.1.10
“DRDIOM Group” means DRDIOM and the DRDIOM Entities;
1.1.11
“DRDIOM Reorganisation” means the reorganisation of DRDIOM the key steps of which are described in Schedule 1;
1.1.12
“Emperor” means Emperor Mines Limited of Level 1, 490 Upper Edward Street,
Spring Hill 4004, Brisbane, Queensland;
1.1.13
“Emperor Share Sale Agreement” means the share sale agreement between
DRD(Offshore), DRDGOLD and Emperor Mines Limited dated 16 November 2005 in respect of the sale by DRD(Offshore) of its shareholding in DRDIOM to Emperor and which agreement is conditional upon inter alia, the completion of this Agreement and the DRDIOM Reorganisation;
1.1.14
“Encumbrance” means all security interests, options, liens, mortgages, charges, pledges, assignments, hypothecations, equities, claims, powers of sale or other third party rights including rights of pre-emption of any nature whatsoever;
1.1.15
“First Cut Off Date” means 28 February 2006 or such Inter date as DRDGOLD and DRD(Offshore) agree;
1.1.16
“Investec Facility Agreements” means the facility A loan agreement between
Investec and DRDIOM dated 13 October 2004, the facility B loan agreement between
Investec and DRDIOM dated 3 March 2005 and the associated agreements between
DRDGOLD, Investec and Investec Bank Limited, including inter alia the Common
Terms Agreement between DRDIOM and Investec dated 13 October 2004;
1.1.17
“Restructuring Completion Date” means the date on which the Emperor Share Sale
Agreement becomes unconditional;
1.1.18
“Sale Shares” means DRDGOLD’s entire shareholding in DRDIOM; and
1.1.19
“Second Cut Off Date” means 1 April 2006 or such later date as DRDGOLD and
DRD(Offshore) agree;
1.2 In this Agreement and the Schedules unless the context otherwise requires:
1.2.1
Words denoting any one gender include all other genders and words denoting the singular shall include the plural and vice versa.
1.2.2 A reference to:
(a)
a “clause” or “Schedule” is a reference to a clause of, or Schedule to, this
Agreement;

(b) “party” or “parties” is a reference to a party or the parties to this Agreement;
(c)
a person includes a reference to a natural person, firm, partnership, company, corporation, association, organisation, government, state, foundation and trusts (in each case whether or not having separate legal personality) and that person’s legal and personal representatives and successors; and
(d)
any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.
1.3
When any payment falls due or any other obligation falls to be performed on a day other than a
Business Day, then such payment shall be made, or such obligation performed, on the next succeeding Business Day.
1.4
Any reference to “writing” or “written” includes faxes and any non-transitory form of visible reproduction of words (but not e-mail).
1.5 Headings are for ease of reference only and shall not affect the interpretation of this Agreement.
2.
Conditions
2.1
This Agreement is part of a series of interdependent transactions relating to the restructuring of the offshore structure that holds and operates DRDGOLD’s offshore (ie non South African) operations and investments. Accordingly, this Agreement is conditional upon all of the key steps of the
DRDIOM Reorganisation taking place.
2.2 In particular, and without limitation, this Agreement is conditional upon:
2.2.1
SARB approval: receipt by DRDGOLD of a certified copy of the document from the
South African Reserve Bank and/or the authorised dealer confirming that
DRDGOLD has been granted exchange control approval (as required under the South
African Currency and Exchanges Act 1933 (as amended) and any exchange control regulations passed in terms of that Act) for entering into and fulfilling its obligations under this Agreement and the DRDIOM Reorganisation and, if that approval is subject to conditions, those conditions are reasonably acceptable to DRDGOLD;
2.2.2
DRDGOLD shareholder approval: the necessary majority of members of
DRDGOLD passing a resolution at a meeting of the shareholders of DRDGOLD in terms of section 228 of the South African Companies Act, No. 61 of 1973, as
amended, ratifying and approving the sale by DRDGOLD of the Sale Shares to
DRD(Offshore);
2.2.3
DRDIOM Reorganisation: the DRDIOM Reorganisation is completed (save for any component of the DRDIOM Reorganisation which is itself conditional on
Completion of this Agreement); and

2.2.4
Investec Approval: the sale and purchase of the Sale Shares and the performance by the parties of their obligations under this Agreement are approved by Investec under the Investec Facility Agreements to the extent required and, if that approval is subject to conditions, those conditions are reasonably acceptable to DRDGOLD.
2.3
Use reasonable endeavours
2.3.1
The parties shall use their reasonable endeavours to ensure that the conditions contained in clauses 2.1 and 2.2 are satisfied as expeditiously as possible and in any event on or before the Cut Off Date.
2.3.2
Each party must expeditiously provide all reasonable assistance and all information as may be reasonably requested to the others as is necessary to satisfy the conditions in clause 2.1 and 2.2.
2.4
Notice of conditions
Each party agrees to notify each other party immediately upon becoming aware that a condition in clause 2.1 and 2.2:
(a) has been satisfied; or
(b) is incapable of being satisfied on or before their respective due dates.
2.5
Failure of conditions
2.5.1
A party may, by not less than 2 Business Days’ notice to the other parties, terminate this Agreement at any time prior to Completion if:
(a) the conditions in clause 2.1 and 2.2 are not satisfied by the Cut Off Date; or
(b) following receipt of a notice served pursuant to clause 2.4(b), the parties agree in writing that any of the conditions in clause 2.1 and 2.2 are incapable of being satisfied.
2.6
Effect of termination
If this Agreement is terminated under clause 2.5, then:
2.6.1
each party is released from its obligations to further perform its obligations under this
Agreement except those expressed to survive termination;
2.6.2
each party retains the rights it has against the others in respect of any breach of this
Agreement occurring before termination; and

2.6.3
the rights and obligations of each party under each of clauses 9, 11 and 12 will continue independently from the other obligations of the parties and survive termination of this Agreement.
2.7
Waiver of conditions
The conditions in clauses 2.1 and 2.2 are conditions precedent to the operation of clause 3 (Sale of
Sale Shares) and clause 4 (Completion) and for the avoidance of doubt, nothing in this Agreement will cause a binding agreement for the transfer or subscription of shares to arise unless and until those conditions have been satisfied and no person will obtain rights in relation to shares as a result of this Agreement unless and until those conditions have either been satisfied or waived in accordance with clause 2.7.2.

The conditions in clauses 2.1 and 2.2 are for the benefit of both DRDGOLD and DRD(Offshore) and may be waived by agreement between DRD GOLD and DRD(Offshore).

3.
Sale of Sale Shares
Subject to the fulfilment of the conditions precedent set out in clause 2 and the terms and conditions of this
Agreement, DRDGOLD shall sell with full title guarantee and DRD(Offshore) shall purchase the Sale
Shares with effect from Completion free from any Encumbrance together with all accrued benefits and rights attached thereto and all dividends declared in respect of the Sale Shares.
4.
Completion
4.1
Completion shall take place at 14:00 (UK time) on the Completion Date at the offices of Duncan
Lawrie, Douglas, Isle of Man.
4.2         Upon Completion:
2.7.1
2.7.2
4.2.1
DRDGOLD shall deliver to or, if DRD(Offshore) shall so agree, make available to
DRD(Offshore) transfers of the Sale Shares duly executed in favour of
DRD(Offshore) or its nominee(s) together with the share certificates in respect thereof;
and
4.2.2
DRD(Offshore) shall become liable to discharge the Consideration in accordance with the provisions of clause 5.
4.3
The parties each undertakes to execute or procure all such deeds and documents and do all such things as may be required for perfecting the transactions intended to be effected under or pursuant to this
Agreement.
5.
Consideration
5.1
The Consideration for the sale of the Sale Shares will be discharged by the issue of the
Consideration Shares, fully paid at a premium, to DRDGOLD by DRD(Offshore) on the
Restructuring Completion Date.
5.2
On the Completion Date, DRD(Offshore) shall issue and deliver to DRDGOLD, or as DRDGOLD may direct, the share certificates in respect of the Consideration Shares.
6.
Adjustment of Consideration

6.1
Should the Emperor Share Sale Agreement become unconditional in accordance with its terms, the
Consideration for the Sale Shares pursuant to this Agreement shall be adjusted to be equivalent to the ‘Purchase Price’ payable under the Emperor Share Sale Agreement (which is conditional upon the completion of this Agreement).
6.2
The parties agree that the Consideration may be adjusted in terms of clause 6.1 after the
Restructuring Completion Date to reflect any post-completion adjustments that may be effected under the Emperor Share Sale Agreement.
6.3
In the event that adjustments are made pursuant to clauses 6.1 and 6.2, the premium at which the
Consideration Shares are issued shall be adjusted accordingly.
6.4
For the avoidance of doubt, should the Emperor Share Sale Agreement not become unconditional in accordance with its terms, the Consideration for the Sale Shares pursuant to this Agreement shall not be adjusted.
7.
Warranties
7.1
DRDGOLD warrants and represents to DRD(Offshore) that it is entitled and able to give
DRD(Offshore) free and unencumbered title to the Sale Shares.
7.2 Each of the parties warrants and represents to the other as follows:
7.2.1
that this Agreement constitutes a legal, valid and binding obligation on the parties, as the case may be, in accordance with its terms; and
7.2.2
that it has full capacity, power and authority to enter into this Agreement and to perform its obligations hereunder and that the execution and delivery hereof and the performance by
DRDGOLD or DRD(Offshore), as the case may be, of its obligations hereunder are in no way limited or prohibited by and will not cause the breach of any other agreement, undertaking or obligation to which DRDGOLD or DRD(Offshore), as the case may be, is party, has made or has assumed.
8.
Resolutory condition
8.1 Subject to 8.2, this Agreement will terminate (or be unwound post Completion) in the event that:
8.1.1
the Emperor Share Sale Agreement does not become unconditional prior to the
Second Cut Off Date (“the Resolutory Condition”); or
8.1.2
the parties agree in writing that the Resolutory Condition is incapable of being satisfied on or before the Second Cut Off Date.
8.2
The Resolutory Condition is for the benefit of DRDGOLD and may be waived by notice from the
Board of directors of DRDGOLD to DRD(Offshore) within 3 (three) Business Days of the Board of becoming aware of the events set out in 8.1.1 and 8.1.2.
8.3 If this Agreement terminates under clause 8.1, then:

8.3.1
each party is released from its obligations to further perform its obligations under this
Agreement except those expressed to survive termination;
8.3.2
the parties each undertakes to execute or procure all such deeds and documents and do all such things as may be required to place each party in the position, or as close as possible thereto, as it was in prior to entering into this Agreement;
8.3.3
each party retains the rights it has against the others in respect of any breach of this
Agreement occurring before termination; and
8.3.4
the rights and obligations of each party under each of clauses 9, 11 and 12 will continue independently from the other obligations of the parties and survive termination of this Agreement.
9.
Costs
The parties shall each bear their own expenses in relation to the negotiation, preparation or execution of this
Agreement and all ancillary documentation.
10.
General
10.1
This Agreement and the documents and transactions referred to in it contain the whole agreement between the parties relating to the transaction contemplated by this Agreement and supersede all previous agreements between the parties in relation to these transactions.
10.2
Each party acknowledges that in entering into this Agreement (or any ancillary agreements or documents) it has not relied on any representation, warranty, agreement, statement or other assurance (except those set out in this Agreement) made by or on behalf of any party and that (in the absence of fraud) it will not have and it hereby explicitly waives any right or remedy arising out of any representation, warranty, agreement, statement or other assurance not set out in this
Agreement.
10.3
No variation or agreed termination of this Agreement shall be of any force or effect unless in writing and signed by each party.
10.4
The failure to exercise or any delay in exercising any right or remedy under this Agreement shall not constitute a waiver of that right or remedy or a waiver of any other right or remedy and no single or partial exercise of any right or remedy under this Agreement shall prevent any further exercise of that right or remedy or the exercise of any other right or remedy.
10.5
This Agreement shall be personal to the parties and no party shall be entitled to assign its rights or obligations under this Agreement to any person without the prior written consent of each other party.
11.
Notices
11.1
Any notice or other communication under or in connection with this Agreement shall be in writing and shall be delivered personally or by commercial courier to each party due to receive the notice or communication at its address set out below:

11.1.1 DRDGOLD: EBSCO House 4
299 Pendoring Avenue
Blackheath 2195
South Africa
Facsimile: +27 11 467 2711
Marked for the attention of: Company Secretary
11.1.2 DRD(Offshore):
14/15 Mount Havelock
Douglas
IM1 2QG
Isle of Man
Facsimile: +44 01624 676315
Marked for the attention of: Company Secretary
or at such other address as the relevant party may specify by notice in writing to the other parties.
11.2
Any notice or other communication shall be deemed to have been duly given if delivered personally when left at the address referred to in the immediately preceding clause, or if delivered by commercial courier on the date of signature of the courier’s receipt, or if sent by facsimile thirty minutes after successful transmission.
12.
Governing Law
12.1
The construction, validity and performance of this Agreement shall be governed and construed in all respects by the laws of the Isle of Man.
12.2
Each of the parties irrevocably agrees and submits to the non-exclusive jurisdiction of the courts of the Isle of Man to hear and determine any suit, action or proceeding which may arise out of or in connection with this Agreement.
13.
Counterparts
This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be an original, but the counterparts together shall constitute one and the same instrument.

Schedule 1 – Key steps of the DRDIOM Reorganisation
1 Assets to be transferred out of DRDIOM
(a) shares in White Rock Insurance Company (PCC) Limited;
(b) shares in Emperor Mines Limited; and
(c) shares in Net-Gold Services Limited.
2 Material contracts to be assigned by DRDIOM to DRD(Offshore)
(a) The loan agreement between DRDIOM, Emperor and Emperor Gold Mining Company Limited (“EGMC”)
dated 8 July 2005;
(b) Obligations debenture between DRDIOM and EGMC dated 22 September 2005;
(c) Mortgage of rights deed between EGMC and DRDIOM dated 22 September 2005;
(d) Mortgage of property deed between EGMC and DRDIOM dated 22 September 2005; and
(e) Subordination Deed entered into between Australia and New Zealand Bank Limited (“ANZ Bank”), Emperor
and DRDIOM dated 8 July 2005.
3 Material contracts to be terminated
(a) Andisa treasury management agreement between DRDIOM and Andisa Treasury Solutions (undated); and
(b) Chess Sponsorship agreement between DRDIOM and ANZ Bank dated 6 November 2004.
4 Treatment of inter-company loans
To be repaid or capitalised so that following the DRDIOM Reorganisation there are no loans owing to or by
DRDIOM to a member of the DRDGOLD group.
5 Encumbrances
Other than the Encumbrances listed in Schedule 2, there will be no other material Encumbrances in the DRDIOM
Group following completion of the DRDIOM Reorganisation.
6 Treatment of Investec Facility
The Investec Facility and associated Encumbrances will either be repaid and terminated or will be varied to remove any recourse to DRD(Offshore) or DRDGOLD and remain as an undrawn facility available for DRDIOM after
Completion, subject to the terms of that facility and related security.
7 Residual liabilities
Other than as disclosed in the DRDIOM Accounts (including without limitation, the contingency provision as provided for in those accounts, provisions for payment of management fees to DRDGOLD and provision for interest payable on the convertible bonds issued by DRDGOLD payable in November 2005), there will be no material liabilities or contingent liabilities created (including warranties, indemnities and guarantees) as part of the DRDIOM
Reorganisation.

8 Tax and stamp duty
Other than as disclosed in the DRDIOM Accounts including the contingency provision as provided for in those accounts, no material adverse tax or stamp duty liability or charges will arise within the DRDIOM Group as a result of the DRDIOM Reorganisation.
9 Approvals
All necessary shareholder and regulatory approvals (including SARB Approval) will be obtained as part of the
DRDIOM Reorganisation.

Schedule 2 – Permitted Encumbrances of the DRDIOM Group
PNG Facility Agreement and the PNG Security Documents (as defined in the Emperor Share Sale Agreement)
Investec Facility Agreements and associated security documents
(a)    Notice of Assignment dated 13 October 2004 and Acknowledgement of Receipt.
(b)    Common Terms Agreement between Investec Bank (Mauritius) Limited and DRDIOM (undated).
(c)    Facility A Loan Agreement between Investec Bank (Mauritius) Limited and DRDIOM (undated).
(d)    Shareholder’s Guarantee between DRDGOLD (formerly Durban Roodepoort Deed Limited) and Investec
   Bank (Mauritius) dated 13 October 2004.
(e)    Borrower’s Certificate to Investec Bank (Mauritius)
(f)     Subordination Agreement between Investec Bank (Mauritius), DRDIOM, DRDGOLD (formerly Durban
Roodepoort Deed Limited), Dome Resources Pty Limited and DRD Australasia Pty Limited (undated).
(g)    Equitable Mortgage of Shares between Investec Bank (Mauritius) Limited and DRDIOM (undated).
(h)    Memorandum of Deposit between Investec Bank (Mauritius) Limited and DRDIOM (undated).
(i)     Assignment of Accounts between Investec Bank (Mauritius) Limited and DRDIOM (13 October 2004).

This Agreement has been entered into with effect from the date at the beginning of this document.
Executed by
/s/ JWC Sayers
JWC Sayers )
Chief Financial Officer
For and on behalf of )
DRDGOLD
Limited
)
in the presence of: )

Executed by
/s/ MG Gisborne )
MG Gisborne
For and on behalf of )
DRD(Offshore)
Limited
)
in the presence of: )